SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 0-3003

THOMSON

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

PRESS RELEASE

Ordinary and Extraordinary Shareholders’ Meeting of Thomson
on May 15, 2007

Paris, May 15, 2007 – The Ordinary and Extraordinary Shareholders’ Meeting of Thomson (Euronext 18453; NYSE: TMS) was held today, chaired by Frank Dangeard, the Group’s Chairman & CEO, in the presence of the Board of Directors and of Thomson’s senior management.

All resolutions submitted to the Shareholders’ Meeting were approved, including a distribution of €0.33 per share to be paid as from July 3, 2007, the renewal of the term of office of Mr. Eric Bourdais de Charbonnière, and the renewal of various delegations (especially financial and employee shareholder delegations).

During the Meeting, Frank Dangeard and other Executive Committee members: Julian Waldron (Senior Executive Vice-President and Chief Financial Officer), Jacques Dunogué (Senior Executive Vice President, Systems division), Jean-Charles Hourcade (Senior Executive Vice-President and Chief Technology Officer), and Marie-Ange Debon (Senior Executive Vice-President, General Secretary and External Communication) presented Thomson’s 2006 results and the 2007-2009 Strategic plan.

In addition, the Board of Directors appointed François de Carbonnel, a recently co-opted director, as the Chairman of the Audit Committee of Thomson. He replaces Eric Bourdais de Charbonnière, who wished to step down as Chairman after almost four years but will remain a member of the Committee. The Audit Committee is now composed of: François de Carbonnel (Chairman), Eric Bourdais de Charbonnière, Paul Murray, and Marcel Roulet , all independent directors. As of June, the Board of Directors will consist of 13 members including 10 independent Directors.

François de Carbonnel currently works as a director and a consultant. He has previously held a number of executive positions in large international groups including Citigroup, GE Capital (General Electric) and Boston Consulting Group. He is a graduate of Ecole Centrale de Lyon, the Faculté de sciences économiques de Lyon, and Carnegie-Mellon Business School, University of Pittsburgh in the United States.

* * *

Shareholders approved resolutions covering:

•

the approval of the statutory financial statements and consolidated financial statements for the fiscal year ended December 31, 2006, allocation of net income and a distribution of €0.33 per share ;

•

the renewal of the term of office of Mr. Eric Bourdais de Charbonnière;

•

the renewal of the authorization to be given to the Board of Directors to allow the Company to purchase its own shares and to cancel all or part of the securities purchased under the share buyback program;

•

the renewal of ‘financial delegations’ to the Board of Directors to approve a capital increase with or without preferred subscription rights; a capital increase by capitalization of premiums, reserves or profits; the capacity to increase the number of securities to be issued in the event of a capital increase (green-shoe mechanism);

•

delegations to the Board of Directors to carry out capital increases for the benefit of members of a Company savings scheme, and its capacity to grant, for free, existing or future shares in favor of the Group’s employees and corporate officers;

•

the modification of articles 13 and 19 of the Company’s by-laws.

Thomson’s Annual Shareholders’ Meeting was webcast and is available at: www.thomson.net/ag

About Thomson — Leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems & equipment to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information: www.thomson.net.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Investor Relations
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

Thomson Announces the Filing with the SEC of the Form 20-F for the Year Ended December 31, 2006

Paris, May 14, 2007 – On May 11, 2007, Thomson (Euronext Paris: 18453; NYSE: TMS) filed its Annual Report on Form 20-F for the year ended December 31, 2006 with the Securities and Exchange Commission (SEC). The 2006 Form 20-F can be downloaded from the SEC’s website at www.sec.gov or from Thomson’s website at www.thomson.net.

Thomson shareholders and holders of Thomson American Depositary Receipts (ADRs) can request copies of the 2006 Form 20-F, free of charge, from Thomson, by submitting their request through the “Order Paper Publication” link: www.thomson.net/EN/Home/Investor/PaperOrder

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information:  http://www.thomson.net.

Investor Relations team : +33 1 41 86 55 95

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2007
	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer